United States Securities and Exchange Commission Washington, D.C. 20549	OMB APPROVAL
OMB Number: 3235-0101
Expires: March 31, 2011
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SEC USE ONLY
DOCUMENT SEQUENCE NUMBER
Form 144
CUSIP NUMBER

NOTICE OF PROPOSED SALE OF SECURITIES	WORK LOCATION
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.

1 (a) NAME OF ISSUER (Please type or print) City Capital Corporation		(b) IRS IDENT. NO. 22-2774460	(c) S.E.C. FILE NO. 33-5902
1 (d) ADDRESS OF ISSUER STREET CITY STATE ZIP CODE			(e) TELEPHONE NO.
2000 Mallory Ln 130-301 Franklin TN 37067			AREA CODE 877	NUMBER 367-1463
2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD Ephren Taylor	(b) IRS IDENT. NO.	(c) RELATIONSHIP TO ISSUER CEO	(d) ADDRESS CITY STATE ZIP CODE 110 Wall St., 11th Floor New York NY 10005

INSTRUCTION:  The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3(a)	(b)	SEC USE ONLY	(c)	(d)	(e)	(f)	(g)
Title of the Class of Securities To Be Sold	Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	Broker-Dealer File Number	Number of Shares or Other Units To be Sold (See instr. 3(c))	Aggregate Market Value (See instr. 3(d))	Number of Shares or Other Units Outstanding (See instr. 3(e))	Approximate Date of Sale (See instr. 3(f))(MO.DAY YR)	Name of Each Securities Exchange (See instr. 3(g))
Common Stock	PrivateEquity Securities 4600 Campus Drive, Suite 102 Newport Beach, CA 92660		1,000,000	$190,000	103,326,000	02/01/2010	OTC

INSTRUCTIONS:

1. (a) Name of issuer	3. (a) Title of the class of securities to be sold
(b) Issuer’s I.R.S. Identification Number	(b) Name and address of each broker through whom the securities are intended to be sold
(c) Issuer’s S.E.C. file number, if any	(c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
(d) Issuer’s address, including zip code (e) Issuer’s telephone number, including area code	(d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
(e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
2. (a) Name of person for whose account the securities are to be sold	(f) Approximate date on which the securities are to be sold
(b) Such person’s I.R.S. identification number, if such person is an entity	(g) Name of each securities exchange, if any, on which the securities are intended to be sold
(c) Such person’s relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
(d) Such person’s address, including zip code

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
SEC 1147 (01-04)

TABLE I - SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common	01/12/2008	Employment	City Capital Corporation .	71,428,571	1/12/08	Executive Compensation

INSTRUCTIONS:    1.   If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

2.  If within two years after the acquisition of the securities the person for whose account they are to be sold had any
short positions, put or other option to dispose of securities referred to in paragraph (d)(3) of Rule 144, furnish full
information with respect thereto.

TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds

REMARKS:

INSTRUCTIONS:
See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:
The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

April 5, 2010	/s/ Ephren Taylor
Date of Notice	Signature

The notice shall be signed by the person for whose account the securities are to be sold.  At least one copy of the notice shall be manually signed.
Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)